                                                                     EXHIBIT 8.2



                               February 25, 1998


Camden Property Trust
3200 Southwest Freeway
Suite 1500
Houston, Texas  77027

Oasis Residential, Inc.
4041 East Sunset Road
Henderson, Nevada  89014

Ladies and Gentlemen:

     We have acted as counsel to Camden Property Trust ("Camden"), a Texas real estate investment trust, in connection with the execution and delivery of the Agreement and Plan of Merger (the "Agreement") dated as of December 16, 1997, as amended by Amendment No. 1, dated as of February 4, 1998, by and among Camden, Oasis Residential, Inc. ("Oasis"), a Nevada corporation and Camden Subsidiary II, Inc. ("Camden Sub"), a Delaware corporation wholly owned by Camden.
Pursuant to Section 6.3(d) of the Agreement, we have been asked to provide an opinion on certain federal income tax matters related to Camden. Capitalized terms used in this letter and not otherwise defined herein have the meaning set forth in the Proxy Statement/Prospectus (as hereinbelow defined).

     The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations thereunder (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history and existing administrative rulings and practices of the Internal Revenue Service ("IRS") (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, that might result in modifications of our opinion.

     In rendering the following opinion, we have examined such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate as a basis for such opinion, including, but not limited to, the following: (1) the Agreement, (2) the Registration Statement on Form S-4, containing the Joint Proxy Statement/Prospectus of Camden and Oasis, filed with the Securities and Exchange Commission on February 6, 1998 (file number 333-45817), as amended through the date hereof (the "Proxy Statement/Prospectus"); (3) the Amended and Restated Declaration of Trust of Camden and all amendments thereto through the date hereof (the "Charter"); and
(4) certain written representations of Camden contained in an Officer's Certificate to counsel for Camden Property Trust Regarding Certain Income Tax Matters, dated on or about the date hereof (the "Camden Officer's Certificate").

     In our review, we have assumed, with your consent, that all of the representations and statements set forth in the documents we reviewed are true and correct, and all of the obligations imposed under such documents including without limitation the Charter, have been and will be performed or satisfied in accordance with their terms. In connection with rendering the opinion herein, we have also assumed (without any independent investigation or review thereof) that:

     1. Oasis is a validly organized and duly incorporated corporation existing under the laws of the State of Nevada; and further, that commencing with Oasis's taxable year ended December 31, 1993 and continuing through the date hereof, Oasis has been organized and has operated in conformity with the requirements for qualification and taxation as a real estate investment trust ("REIT") under the Code (including without limitation any and all asset, income and diversity of ownership requirements thereunder) and has in fact qualified as a REIT during such period.

     2. The proposed operations of Oasis will enable Oasis to continue to maintain its status as a REIT under the Code through the Merger; and further, that the sources of income and assets of Oasis and the ownership of equity interests in Oasis will be structured in a manner which will perpetuate its status as a REIT during such future taxable years.

     3. Each entity formed as a partnership or limited liability company under applicable state law, in which Camden, Oasis or Camden Sub owns a direct or indirect interest, is, for federal income tax purposes, properly classified as a partnership; and further, that each such entity has been classified as a partnership for federal income tax purposes during the entire period of its existence during which Camden, Oasis or Camden Sub has owned such direct or indirect interest therein.

     4. Camden is a validly organized and duly formed real estate investment trust existing under the laws of the State of Texas; and further, that Camden Sub is a validly organized and duly incorporated corporation existing under the laws of the State of Delaware.

     5. The Merger will be consummated in accordance with the Agreement and as described in the Proxy Statement/Prospectus (including satisfaction of all covenants and conditions to the obligations of the parties without amendment or waiver thereof); the Merger will qualify as a merger under the applicable laws of Texas and Nevada; each of Camden and Oasis will comply with all reporting obligations with respect to the Merger required under the Code, and the Treasury Regulations thereunder; and the Agreement and all other documents and instruments referred to therein or in the Proxy Statement/Prospectus are valid and binding in accordance with their terms.

     For purposes of rendering our opinion, we have not made an independent investigation or audit of any of the facts set forth in any of the above-referenced documents, including the Proxy Statement/Prospectus and the Camden Officer's Certificate, or with regard to the assumptions set forth above. Consequently, we have relied upon your representations and have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinions. No facts have come to our attention, however, that would cause us to conclude that such facts or documents are inaccurate or incomplete in any material way.

     Any inaccuracy in, or breach of, any of the aforementioned statements, representations, warranties and assumptions or any change after the date hereof in applicable law could adversely affect our opinion. No ruling has been (or will be) sought from the IRS by Camden or Oasis as to the federal income tax matters addressed in this opinion.

     Based upon our examination of the foregoing items and subject to and limited by the assumptions, exceptions, limitations and qualifications set forth herein, we are of the opinion that commencing with Camden's taxable year ended December 31, 1993. Camden was organized and has operated in conformity with the requirements for qualification and taxation as a real estate investment trust ("REIT") under the Code, after giving effect to the Merger, Camden's proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code, and the opinion and discussion contained under the caption "Federal Income Tax Considerations" in the Proxy Statement/Prospectus accurately reflects existing law and fairly addresses the material federal income tax issues described therein.

     We assume no obligation to advise you of any changes in our opinion subsequent to the delivery of this opinion letter. Camden's qualification as a REIT depends upon Camden's ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its stock ownership. We have not undertaken to review or audit Camden's compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual operating results of Camden, and the entities in which Camden owns interests, the sources of their income, the nature of their assets, the level of distributions to shareholders and the diversity of stock ownership for any given taxable year has satisfied or will satisfy the requirements under the Code for qualification and taxation as a REIT.

     An opinion of counsel merely represents counsel's best judgment with respect to the probable outcome on the merits and is not binding on the IRS or the courts. There can be no assurance that positions contrary to our opinions will not be taken by the IRS, or that a court considering the issues would not hold contrary to such opinions.

     This opinion letter has been prepared solely for your benefit pursuant to
Section 6.2(d) and 6.3(d) of the Agreement. The opinion may not be used or relied upon by any other person or for any other purpose and may not be disclosed, quoted, filed with a governmental agency or otherwise referred to without our prior written consent. Notwithstanding the foregoing, we hereby consent to the filing of this opinion letter as Exhibit 8.3 to the Proxy Statement/Prospectus and to the reference to this firm under the caption "Legal Opinions" in the Proxy Statement/Prospectus. In giving such consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

                         Sincerely yours,



                         Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.